Exhibit 23.2

INDEPENDENT AUDITOR’S CONSENT

We consent to the incorporation by reference in Registration Statements Nos. 333-84425, 333-84287, and 333-27187 of National Vision, Inc. (the “Company”) on Form S-8 of our report dated May 29, 2003 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the restatement of the 2001 financial statements and the Predecessor Company’s emergence from Chapter 11 bankruptcy), relating to the consolidated financial statements of National Vision, Inc. and subsidiaries as of December 29, 2001 (Successor Company balance sheet) and for the seven months ended December 29, 2001 (Successor Company operations), and the five months ended June 2, 2001 (Predecessor Company operations) appearing in this Amendment No. 1 to Annual Report on Form 10-K/A of National Vision, Inc. for the year ended December 29, 2001.

DELOITTE & TOUCHE LLP

Atlanta, Georgia
May 29, 2003